# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: America's Car-Mart, Inc., CIK 0000799850
CUSIP: 03062T105
Title of class of securities: Class A Common Stock, par value $0.001
Address of issuer's principal executive offices: 1805 North 2nd Street, Suite 401, Rogers, Arkansas (AR), 72756
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000351051

## Reporting persons
- MIT Investments 2010, LP: type of reporting person: corporation (CO); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); sole voting power 413,254; shared voting power 0; sole dispositive power 413,254; shared dispositive power 0; aggregate amount beneficially owned 413,254 (4.96% of the class)
- Massachusetts Institute of Technology Basic Retirement Plan Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); sole voting power 163,848; shared voting power 0; sole dispositive power 163,848; shared dispositive power 0; aggregate amount beneficially owned 163,848 (1.97% of the class)
- Massachusetts Institute of Technology Welfare Benefit Plan Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); sole voting power 27,463; shared voting power 0; sole dispositive power 27,463; shared dispositive power 0; aggregate amount beneficially owned 27,463 (0.33% of the class)
- Massachusetts Institute of Technology: type of reporting person: corporation (CO); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: America's Car-Mart, Inc.
Address of issuer's principal executive offices: 1805 North 2nd Street, Suite 401, Rogers, AR, 72756

## Item 2. Person Filing
Name of person filing: This Statement is being filed on behalf of MIT Investments 2010, LP ("MIT 2010"), Massachusetts Institute of Technology Basic Retirement Plan Trust ("MIT BRPT"), and Masschusetts Institute of Technology Welfare Benefit Plan Trust (MIT WBPT") through MIT Investment Management Company ("MITIMCo"), a division of Massachusetts Institute of Technology ("MIT"). MIT is the sole-member manager of MIT Investments 2010, LP. MIT Basic Retirement Plan Trust and the MIT Welfare Benefit Plans Trust, are each employee benefit plans as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), that is subject to the provisions of ERISA. The shares reported in this Schedule 13G (the "Shares") are held directly by MIT 2010, MIT BRPT, and MIT WBPT.
Address of principal business office or, if none, residence:
MIT Investments 2010, LP
One Broadway
9th Floor, Suite 200
Cambridge
Massachusetts
02142

Massachusetts Institute of Technology Basic Retirement Plan Trust
77 Massachusetts Avenue
Cambridge
Massachusetts
02139

Massachusetts Institute of Technology Welfare Benefit Plan Trust
77 Massachusetts Avenue
Cambridge
Massachusetts
02139
Citizenship: Each of MIT 2010, MIT BRPT, MIT WBPT, and MIT is organized under the laws of Massachusetts.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 604,565
Percent of class: 7.26
Sole power to vote or to direct the vote: 604,565
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 604,565
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Filing Persons expressly disclaim membership in a "group' as used in Rule 13d-5(b)(1)

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- MIT Investments 2010, LP: /s/ Massachusetts Institute of Technology, it's general partner Seth D. Alexander, President, MIT Investment Management Company, Authorized Signatory (08/05/2026)
- Massachusetts Institute of Technology Basic Retirement Plan Trust: /s/ Seth D. Alexander, Trustee (08/05/2026)
- Massachusetts Institute of Technology Welfare Benefit Plan Trust: /s/ Seth D. Alexander, Trustee (08/05/2026)
- Massachusetts Institute of Technology: /s/ Seth D. Alexander, President, MIT Investment Management Company, Authorized Signatory (08/05/2026)